                                                                     EXHIBIT 8
                                  (VSNL LOGO)
                                                           Rishabh Nath Aditya
                                                   Assistant Company Secretary

HQ/CS/CL.24B/10179
29 October 2003

                  SUB. : MINUTES OF 17TH ANNUAL GENERAL MEETING

Sir,
         Pursuant to Clause 31(d) of the Listing Agreement, please find sent herewith the Minutes of the 17th Annual General Meeting held on 2 September 2003.

Thanking you,
                                                             Yours faithfully,
                                              For Videsh Sanchar Nigam Limited


                                                          Rishabh Nath  Aditya
                                                       Asst. Company Secretary
To :
1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.
2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.
3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.
4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.
5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.
6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. :
     497 29 93.
7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.
8. Head Office : M/s. Sharepro Services, Satam Estate, 3rd Floor,Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646
9. Ms.Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071
10. Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai
     - 400 023. Fax : 267 3199
11.  Mr. Pavithra Kumar, Corporate Finance, for SEC filing requirements, Fax
     1195.

                          VIDESH SANCHAR NIGAM LIMITED

The Seventeenth Annual General Meeting of Videsh Sanchar Nigam Limited was held at Birla Matushri Sabhagar, New Marine Lines, Mumbai 400020 on Tuesday, the 2 September 2003 at 11.00 A.M.

The following Directors were present:

Mr. Ratan N. Tata (Chairman)
Mr. S.K. Gupta
Mr. Srinath Narasimhan
Mr. Rakesh Kumar
Mr. Y.S. Bhave
Mr. Subodh Bhargava
Mr. Suresh Krishna
Mr. Ishaat Hussain
Mr. Kishor A. Chaukar
Mr. Vivek Singhal
Dr. Ashok Jhunjhunwala
Mr. F.A. Vandrevala

302 shareholders were present in person and 10 were represented by proxy. Mr. S. Mani, Director (SU), Department of Telecommunications, being a representative of President of India, was also present.

The Chairman welcomed the shareholders to the meeting. He suggested that with the concurrence of the members present, the Notice and the Annexure to the Auditors' Report would be taken as read. The members agreed. The Chairman requested the Secretary to read the Auditors' Report.

The Company Secretary read the Auditors' Report. The Chairman introduced the new Directors on the Board of VSNL i.e. Mr. Vivek Singhal, Dr. Ashok Jhujhunwala and Mr. F.A. Vandrevala to the shareholders.

The Chairman, thereafter, briefly addressed the Meeting as follows:

Last year (2002-03) has been a year of considerable change for VSNL. It was the year in which the exclusivity of VSNL ended with the introduction of two private International Long Distance (ILD) players; considerable negotiations took place in terms of the new revenue sharing arrangement with BSNL/MTNL; tariffs were dramatically reduced; settlement rates for foreign carriers came down. The ratio of the revenue share with BSNL/MTNL was earlier on a one-to-one basis, but the Company was obliged to accept a revenue share at one to five basis.
That is, five times what VSNL earlier kept, was kept by BSNL/MTNL. So, during the year, total revenues dipped by 32%, to a great extent because of the tariff drop. Profit After Tax (PAT) fell by 45%, both in terms of the reduction in tariffs as also the reduction in revenue share. Given this situation, the Board decided on a dividend of Rs.8.5 per share, which of course is not to be compared to the previous year where there was an interim dividend of Rs.75/- declared per share paid before privatization and a final dividend of Rs.12.50 per share declared in August, post divestment.

During the year, the Company made major efforts to protect its ILD business and to protect its market share. In doing so, in the new environment, undoubtedly it has to be competitive in terms of rates and what emerged is a new environment, which would not have the margins that were there during the monopoly. Indeed, the Company will need to look at expanding other lines of business so as to build VSNL into a viable company, as its main line of business (ILD) has diminished. VSNL has been establishing a long distance backbone in the country, which is a necessary investment. VSNL has established a network of 3500 kms between Delhi, Mumbai, Hyderabad, Bangalore and the 1400 kms network between Amritsar, Delhi, Mysore and Ernakulam would be completed by December. During the year, the Company also made a strategic investment in TTSL with a view to integrating the telecom operations and realizing that VSNL, which had only one customer i.e. BSNL/MTNL, must in fact own some customers and its associations with other access providers (not just
TTSL), is a must.

The performance of the first quarter, which has already been released, also reflects the changed circumstances. The total income in the first quarter was down to Rs.926 crores as against Rs.1400 cores in the same quarter last year. The PAT for the first quarter was down actually to Rs.65 cores against Rs.261 crores last year, but that contains almost Rs.39 crores of Voluntary Retirement Scheme (VRS) payment during that quarter. Close to fifty crores will be reflected in the next quarter for the VRS, which has been an unfortunate but necessary step that the Company had to take to right size itself. The Board and the Management appreciates the Unions for the understanding of the situation as VRS was done without any disharmony amongst the community of VSNL.

VSNL has undertaken to focus on the corporate and retail customers to build a better customer base and has tried to integrate all its services under the TATA Indicom brand name. VSNL made investments in call centres and back office support for customers and tried to upgrade the infrastructure and legacy systems in the Company. In trying to upgrade the billing systems, there was a major teething problem and temporarily the quality of Internet service deteriorated rather sharply. This has been rectified and VSNL will now be able to restore the level of service with a better billing system and better feedback system rather than several disparate systems as in the past. The Chairman apologised for the inconvenience the Internet users have had.

During the year, VSNL also acquired the assets of a company in the US called Gemplex, which was an Internet protocol and virtual private network provider. VSNL also launched a MPLS based IP network and has seen the ISP subscriber base growing by 20% during the year. One new initiative VSNL has taken, is to focus on marketing services in terms of leased lines and managed networks to corporate customers. During the year, VSNL has also moved into Sri Lanka to expand its operations by forming VSNL Lanka Limited, which will be an ILD operator in Sri Lanka. VSNL formed VSNL America Inc. for taking o ver the network assets of Gemplex and offer services from that point. VSNL has a joint venture called United Telecom Limited formed with MTNL, TCIL and the local partner from Nepal to provide services in Nepal.

Clearly, looking forward, VSNL has a major challenge as its major business will no longer remain its major business and will certainly no longer provide the income flow as in the monopoly days. It was not something the Tatas did not realize while acquiring the company, but the removal of the exclusivity and the change in the market scene has happened much faster than one would have expected. During the last year, a great deal of management time and effort was spent in trying to recoup what VSNL could in this business (ILD) that suddenly disappeared. What VSNL needs to do in the coming years is to build a company in several robust areas, be it Internet, be it Corporate Services or other facilities and integrate VSNL into an end-to-end telecom operation in order to be a meaningful telecom player.

The issue of being a predominantly ILD supplier standing alone without customers is a doomsday task for VSNL. VSNL needs to own customers and needs to look at the skills and the capabilities that this

Company has, to look at the telecom business and the service providing business that it can do effectively. VSNL has a great deal of strengths all of which are visible only in the ILD area with only one customer, which will no longer be there. VSNL does have customers in the Internet area, which has been secondary; but it needs to make those kinds of customers its main focus. What Tatas have done is to approach the Government and mention that Tatas will be willing to do one of two things - to offer VSNL's infrastructure to BSNL/MTNL rather than those companies creating a new infrastructure post 2004 so that a national resource will not have to be recreated; or, alternatively to outsource their ILD operations on a captive basis so that the infrastructure that has been built by the Government (and not by the new Strategic Partner), is used and does not become totally redundant. This proposal is before the Government for its consideration. If it were to be accepted, at least a major part of business remains intact and VSNL can continue to make it more optimum and focus on the new businesses. If it is not accepted, then VSNL has a major task on hand i.e. to look at the asset base and resource base, which will be predominantly redundant. VSNL has also formally gone to the Government and sought a review of the compensation that the Government had promised at the time of preponement of the monopoly and sought a review of the quantum and the manner in which the compensation was offered. VSNL has raised issues on how the compensation package was thrust on the shareholders for their approval and this also, is before the Government for consideration. These moves have been made and these are in fact under the consideration of the Government. These proposals have neither been accepted nor rejected by the Government.

Another issue on the ILD front has been the dramatic increase in the grey market traffic in the country and in the ILD area, fuelled greatly by the substantial access deficit charge of Rs.5/-, which has been imposed for receipt of calls. This has created a fair amount of grey market traffic. The grey market traffic is one in which an illicit operator brings an international call in on an international carrier, receives it in a clandestine establishment and presents it to BSNL or any other provider as a local call and therefore avoids the Rs.5/- charge. This has denied the access providers in the field around Rs.500 crore of revenue. This is something the Government does need to address and create punitive steps on something that is taking the resources away from this country.

To end, the Chairman stated that the coming years will be a major challenge. VSNL will have to change its mindset in terms of how it looks at the future. He hoped that this would indeed take place. He stated that VSNL needs to build new businesses, which will in fact be the future businesses of the Company and not the continuation of the past businesses. VSNL will have to accept that it is now working in a competitive environment and will have to build a customer base, which it did not have. This is the challenge that the Company will face and the Board is alive to the needs to do this. VSNL is now in a new business-building mode to build this Company into what it can be. The strengths of VSNL are that it has a tremendous resource of trained and capable people in all levels. It needs to be ensured that they have the motivation and excitement in the year to come and VSNL needs to draw on the skills that there are and generate the excitement that a company like VSNL should have. From the total strength of around 3,000 people, the VRS scheme has reduced almost 900 people i.e. almost a third of the people have been reduced. Therefore, VSNL is not a tremendously flabby company and has the capability of being a company that can direct itself into the exciting telecom field in the future. The Chairman stated that he would like to make a commitment that the Board will actively and vigorously pursue making VSNL a company in a new field that will be alive to the times that face it. Therefore, while it may be disappointing for shareholders to look at VSNL from the monopoly days, the shareholders will need to be somewhat accommodating while VSNL builds a new business and new thrust for the Company. The Chairman expressed confidence that VSNL will not disappoint the shareholders in what it does in the coming years.

The Chairman then invited the shareholders to raise any queries. The following shareholders participated:

1. MR. T. M. DAVAR
Mr. Davar:

   o Stated that quite a number of shareholders did not receive the annual report.
   o Stated that the status of directors whether independent or not should be given on the first page of the annual report.
   o  Asked why the meeting is held late and not by June.
   o  Asked for the projections and Capex.
   o Asked as to how 130 years of experience is possible as mentioned in the Annual report while this is the 17th AGM of VSNL.
   o  Wanted to know the status of investment in TTSL.

At this point, the Chairman clarified that VSNL would invest up to Rs.8.35 billion in TTSL's equity over a seven year period. The Chairman stated that so far, VSNL has invested around Rs.300 crores. A committee was created in order to meet the Government's desire at that time. It was not that the Government did not permit the investment, as this was not an area of Government approval. It was decided in order that the results of TTSL do not jeopardize the financials of VSNL, the investment in TTSL should not exceed 20%.

Mr. Davar, thereafter:

o Suggested that some discounts on Internet should be given to the shareholders.
o Felt the annual report becomes complicated due to various abbreviations like CAC, NVPI, IUC etc.
o Referring to page 15, on international initiates in VSNL America and VSNL Lanka, wanted to know the extent of viability of the enterprises and amount of investment.
o Regarding VRS, wanted to know whether it was VRS or CRS. Asked whether VSNL would be functional with the reduced staff. Asked about the future wage bill and annual saving minus 950 employees. Asked what the payment outgo in the VRS is and what the savings in future will be.
o Wanted to know the legal status of Mr. S.K. Gupta as it is stated that Mr. Gupta is on deputation from Tatas and why Mr. Gupta cannot continue as employee of VSNL.
o   Stated that the printing of the Annual Report is bad.
o Felt that the termination of the monopoly and the compensation package was an unfair stand taken by the Government because this was the basis on which the Strategic Partner offered to buy at Rs.202/- per share. Stated that though Government is giving some packages for this, from the opening statement of the Chairman it is felt that this is not sufficient to offset the income VSNL was supposed to get.
    Wanted to know the legal status of what the Government has done and whether VSNL can press for the monopoly to continue till 2004. Stated that this has hurt the sentiments of the shareholders.
o   Wanted clarifications on the shareholding pattern given on page 29.
o   Wanted to know whether the Tatas would be taking a 51% stake.
o   Wanted to know whether the government is proposing divestment of 26%.
o   Wanted to know whether ADRs are at a discount or a premium.
o   Wanted to know why the US GAAP accounts are down as compared to Indian GAAP.
o   Wanted to know why the shareholder value has eroded.

The Chairman clarified that the Company should not be blamed for the erosion of the shareholders' value. This was because undoubtedly when the monopoly was eliminated earlier, it was passed by the shareholders because of the might of the ownership that the government had then. So the shareholders were aware before the Strategic Partner came into the picture that what was approved at the EGM in May 2001 would have some effect on the company. The issue of what compensation package was promised at that EGM is being taken up with the Government.
Mr. Davar:

o Wanted to know why the land of the Company was left out to be demerged and how this benefit is going to be distributed.
o Stated that none of the executives of VSNL were available for discussions before the meeting.
o Wanted to know why the words "A Tata Enterprise" are not printed on the Annual Report.
o Wanted to know why Tata Share Registry is not the Registrar and Transfer Agent of VSNL.
o   Stated that there is a big fall in income.
o Stated that dividend outgo from Rs.2,483 crores has come down to Rs.273 crores.
o Referring to page 46, under the Balance Sheet asked why there is a big jump in advertising and publicity from Rs.44 crores to Rs.116 crores.
o   Asked why donations are nil.
o Regarding provision for diminution in the value of fixed assets, it has increased from Rs.5 crores to Rs. 21 crores.
o Wanted to know why there is a difference between accounts under Indian GAAP and US GAAP.
o   Wanted to know whether merger of TTSL and VSNL is on the cards.

2. MR. ARVIND VYAS

Mr. Arvind Vyas:
o   Referring to page 19, wanted to know the status of the IPO of Intelsat.
o   Wanted to know the status of the IPO of Inmarsat.
o   Regarding TVCL, wanted to know status of the write off in TVCL investment.
o   Regarding VSSL, wanted to know the status of the winding up of VSSL.
o Regarding demerger of surplus land, what is the status of the shares to the shareholders.
o Regarding call centers, when the call centers will be commissioned at other places like Gujarat.
o   After VRS, wanted to know the status of employees.
o About Gemplex, wanted to know how much VSNL will be able to earn in the US venture. The Chairman at this point informed Mr. Vyas that it will be difficult to answer each of his questions at that point of time as many of his questions required either explanations or minute subdivisions of the Company's costs on which he will have to talk to the management to get the information.

3. MRS. ASHALATA MAHESHWARI

Mrs. Ashalata Maheshwari:
o Congratulated Mr. Satish Ranade and his staff for informative and transparent presentation of the Annual Report.
o Wanted to know what growth the Company is expecting in income and profitability due to increased competition due to de-regulation.
o Wanted to know the status of representations regarding the compensation package for de- monopolisation made to the Government. Stated that the Government should compensate the Company at the earliest.
o Complimented the move to offer all services under the common brand "Tata Indicom".

o   Wanted to know the status of demerger of surplus land.
o   Supported the decision of the Company to invest in TTSL.
o   Wanted to know whether there would be another VRS.

4. MR. SANGHAVI

Mr. Sanghavi:
o Suggested that extra copies should be provided to the speaking shareholders who did not receive the annual report.
o   Wanted to know whether VSNL will export its technical know-how abroad.
o   Wanted to know what investment VSNL is doing in long distance.
o Wanted to know whether any discounts on Internet would be given to the shareholders.

5. MR. UPENDRA SHAH

Mr. Upendra Shah:
o Stated that some shareholders waste the time of the house, by asking questions, the answers of which are already present in the annual report.
o Suggested that the shareholders who have a lot of clarifications can write to the Company before the meeting and seek clarifications.
o Stated that he had written a letter to Mr. Ranade, which was duly replied to.
o Complimented the Secretary and Secretarial Department for preparing an excellent Annual Report.
o Referring to page No. 9, under table 1, wanted to know how the company expects to recover the losses.
o Referring to page no. 15, wanted to know about TBEM initiative in the company.
o Referring to page No. 14, asked what would be advantage of the ICICI VSNL tie-up.

6. DR. M.G. JOSHI

Dr. M.G. Joshi:
o   Based his talk on the theme as to how Tatas have imparted Tata Culture.
o   Stated that the Company should have taken adequate steps early.
o   Stated that the value of the Company is sliding.

o   Presented an analysis based on certain ratios worked out by him.

At this point, the Chairman responded to the queries raised by Dr. Joshi. Referring to the point of Dr. Joshi that the Company did not take steps early, the Chairman stated that analyzing history is somewhat easier than making history. He stated that the Tatas took over the Company in 2002 and the readjustment of finances of a Company whose major business is under pressure, takes time. The Chairman stated that one year in a Company is too short a period for such analysis. It does take some time to readjust the finances and to look at where one could draw the resources from. The Chairman asked Dr. Joshi how is it possible for a Company, which occupied a monopoly position, to readjust its finances in a short time after a substantial change occurs in its position and the environment. The Chairman stated that the shareholders should in fact compliment this Company for not going to zero but upholding the company at Rs.800 crores of income. He stated that VSNL is fighting a battle to replace its prime business with some other business and derive value to its shareholders. After this, the Chairman replied to the questions of the shareholders who had already spoken.

Response to Mr. Davar's questions:
On the query as to why the Meeting was delayed, the Chairman stated that after the finalisation of accounts under Indian GAAP, the accounts are then finalised under US GAAP, which takes time.

Capex: The Chairman stated that the Capex for the year would be around Rs.1,200 crores of which about Rs.200 crores would be required to establish bandwidth capabilities. He also stated that VSNL is setting up a national long distance network for about Rs.245 crores, the undersea cable capacity at almost Rs.600 crores, investment in TTSL will be R s.205 crores in the current year, voice circuits about Rs.36 crores and other capex would be around Rs.150 crores.
The Chairman stated that the description of directors (whether independent or nonindependent) will be added in the next year's annual report.
Regarding 130 years experience: VSNL began as a private Company then it became OCS and then VSNL as a successor of OCS took over in 1986. Therefore, this is the 17th AGM of VSNL. TTSL: The Chairman clarified that he had already responded regarding TTSL. Whether Company would be debilitated due to VRS: The Chairman pointed out that VSNL has a wide spectrum of technical people. He stated that Mr. S.K. Gupta will not be debilitated due to the VRS that took place. He also clarified that it was not a CRS but was VRS.
Cost of VRS: The Chairman stated that the cost of the VRS to the Company would be around Rs.94 crores and the savings would be around Rs.40 crores a year. Status of Mr. Gupta: VSNL had a retirement age of 60 years and Tatas did not wish to change that. Therefore, Mr Gupta was placed on the payroll of the Tatas and was deputed to VSNL, so that he can provide the continuity to the Company. Use of Tata Enterprise: The Chairman stated that VSNL is still awaiting clearance from the Government on use of the by-line "A Tata Enterprise". He further stated that VSNL still has Government as a 26% shareholder and there are various understandings and commitments, which should be adhered to. Increase shareholding in VSNL to 51%: The Chairman stated that the Tatas have the right to go to 51% and do have the creeping acquisition as a route. But due to SEBI's Insider Trading Rules, Tatas cannot trade in shares of the Company at all times. This has been a great deterrent in the period of time available to Tatas to undertake the acquisition. Demerger of surplus land: This was an item present in the shareholders Agreement signed between the Government and the Tatas as part of the disinvestment. In other words, this has been done so that Tatas do not avail of the surplus land. In addition to this, the Tatas had to assure those shareholders who sold shares under the open offer to the Strategic Partner that they would be recognized for the sharing of the demerger profits. The reason for this particular exercise not going forward is that there are questions of both tax, and capital gains and stamp duty on the land, which are yet to be resolved. Since VSNL is a company listed on the New York Stock Exchange, some issues are being explored between the US attorneys. One of the reasons why this land was not given to the Strategic Partner is that the government had given this land to VSNL at very low prices and the Company should not be saddled with a huge capital gain.
Difference with US GAAP and Indian GAAP: Under Indian GAAP, the profit is Rs.780 crores and the profit under US GAAP is Rs.740 crores. ADRs and bonus issue: The ADRS presently are 10% and not 20% of the total share capital. There was bonus issue of 2:1 earlier.
Investment in TVCL and VSSL: VSNL is writing-off Rs.9.2 million as investment in TVCL. VSSL would be wound up by end of this year.
Intelsat IPO: The Chairman stated that the IPO of Intelsat has not yet taken place; VSNL is still the shareholder there with lack of liquidity in the process.
How profit can be same next year: VSNL is going through a transition phase and this will take time.
How long the Government will be a shareholder: There has been a talk that Government is willing to divest its stake in VSNL. There are some discussions on this issue from the Government's side.
Compensation package: The Chairman stated that VSNL is engaging the dialogue on that with the Government. He stated that the Tatas did know that the monopoly would cease in the year 2004 but the Tatas did not know what did happen in the year 2002 i.e. the preponing of the ending of VSNL's monopoly in the year 2002, and the effect of this on the tariff, the introduction of the two new private players, the new rates and the revenue share that was thrust upon us.
The Chairman appreciating what Mr. Upendra Shah had said in his remarks, welcomed the suggestion of Mr. Shah on the time to be allotted to each shareholder to speak at the AGM. Plans to improve profit: The Chairman stated that such plan would evolve better by end of the current year. The Chairman further stated that last year was literally spent in trying to keep VSNL's head above the water in the instantaneous change that took place after July.
TBEM : The Chairman stated that it is a scorecard that is created in the Tatas. It has its genesis in the Malcolm Baldridge Award. It sets parameters and goals and methodology to operate to add value to the enterprise. The TBEM worked quite well in the Tata companies and has raised the performance of Tata Steel, Telco and all the companies to which TBEM was applied.
ICICI Bank: VSNL is in cooperation with ICICI Bank is to the extent that customers can pay for their Internet usage through ICICI bank facilities and the Internet card is mailed to the customer. Dr. Joshi - The Chairman stated that all the queries of Dr. Joshi have been responded to. He stated that any analysis should not be made in isolation but should take the environment also into account.

7. BRIG. VIRMANI

Brig. Virmani:
o Having lost 100% monopoly, wanted to know what is the market share of VSNL as of date.
o Wanted to know the status of the Government Directors on the Board. Government Directors: The Chairman clarified that presently the Government has the right to nominate two directors and two independent directors. Mr. Y.S. Bhave and Mr. Rakesh Kumar are the Government Directors.

Brig. Virmani:
o Felt that the Government nominees should not exercise any undue influence on the Board. Stated that the shareholders had vehemently opposed the resolution to finalise the compensation package at the EGM held in 2001. After one week, there was a report in the press that overwhelmingly the resolution was passed at the EGM, which was not the actual sense of the house. The minutes of the meeting did not reflect the actual sense of the house.
o He expressed his fear that with the VRS, two things may happen. One is that this year if you do not amortise the Rs.94 crores we will be worse off in this year. Please try to amortise that amount over a period. Otherwise giving dividend of Rs.8.5 per share will be difficult in the current year. The Chairman clarified that the amount cannot be amortised.

Brig. Virmani:
o   Wanted more charts in the Annual Report.
o   Was happy that the financial ratios are the best that he has come across.
o Wanted to know why the figures in the Annual Report are given in millions and billions and not in lakhs and crores.
The Chairman clarified that the figures are in millions due to US GAAP requirements.
o Wanted to know to know whether there were any employees entitled or eligible under Section 217 of Companies Act, 1956. He wanted to know whether Mr. Srinath is paid by VSNL and if so, does he not fall under the Section 217. The Chairman clarified that Mr. Srinath is on the rolls of VSNL. Last year there was no commission paid to Mr. Srinath and so it did not come in the category.

o Brig. Virmani expressed his fear that this year may be worse than the last year. He stated that in his personal experience when he had a technical problem with VSNL's Internet e-mail, the concerned person stated that they did not have a field force. He stated that by VRS the essential staff should not be sacrificed. He wanted to know who on the technical side should be contacted when he has a technical problem with his Internet. He ended by stating that he was sure that VSNL will improve, maybe in 2 years or 5 years.
    The Chairman advised Brig. Virmani to get in touch with Ms. Madhu Lele, Chief, Customer Services of VSNL, then present in the Meeting.

8. MR. JHUNJHUNWALA

He suggested that the Chairman's speech be sent to shareholders along with the dividend warrants to all shareholders who are not present in the AGM so that they learn more about the Company. He stated that the theme of the Chairman's speech is to change the mind set and that applies to even shareholders. His response to the three shareholders who complained about non-receipt of the annual report was that they should go and get the Annual Report from the Registered Office. He did not agree with the statements made by some shareholders that the security in VSNL is so strict that it does not allow shareholders to get inside. He stated that during the last year, he has visited VSNL at least 5 times and he had free access to the office and felt that Mr. Ranade's office is a shareholder friendly one. He also stated that he had sent his questions to Mr. Ranade in advance and they were received 72 hrs before the AGM and that he was very satisfied with the replies. Therefore, he will not dwell on accounts per se. He stated that in Tata Elxsi balance sheet, in the Management Discussion and Analysis (MDA) section, justification was given on every item of balance sheet wherever there was an increase or decrease. Therefore, he suggested that VSNL should have a re-look at its MDA. He stated that unless Tata Share Registry (TSRL) proves itself on a cost basis, the status quo of the present registrars should be maintained. He stated that the present contract with the R&T agents is expiring in the year 2004 and requested that it should be renewed unless TSRL proves itself on cost basis. He stated that even if VSNL pays 0% dividend next year, he is prepared to face such a situation without grudges. He stated that he uses VSNL Internet as well as Internet access provided by others. He felt that all of them fail sometimes and that VSNL only failed for a moment and for this the Chairman may not have to apologize. He also stated that the marketing executives were also available to him and he did not suffer at any time when technical help was required from VSNL.

9. MRS. MASCARENHAS

She stated that she also did not receive the Balance Sheet in time and called Sharepro Services who arranged to send a copy to her. She also stated that she personally went to VSNL and collected the Balance Sheet and there were no hassles in going to VSNL. She requested that Mr. Ishaat Hussain should be included in the Investor Grievance Committee. She thanked the Company for giving a generous dividend. She:

o   Asked what will be the future dividend policy.
o   Asked what is VSNL's roadmap and market share.
o   Asked when VSNL's prepaid calling card will be launched.
o   Wanted more explanation on the revenue assurance function.
o Wanted to know the location of the customer assistance call centre in Mumbai.
o Wanted to know whether there are separate call centres for corporate and retail customers and by how many people they are manned.
o   Wanted to know details of additions made in land and building.
o   Stated that legal and professional charges have gone up.
o Requested the inclusion of two charts, one for rupee earned and another for rupee spent.

10. MR. JANAK MATHURADAS

Mr. Janak Mathuradas:
o   Stated that Tatas have paid a very big price for acquiring VSNL.
o Stated that due to incoherent policy of GOI, it is difficult to predict telecommunication policy.
o   Wanted to know the names of the two more ILD players.
o Wanted to know the arrangements made with cellular operators and the revenue that it will bring to VSNL.
o Wanted to know whether any of the ADR holders have come out with a case against the Government.
o   Wanted separate figures on freehold and leasehold lands on page 41.
o Stated that VSNL services are slow as compared with other Internet access providers.
o   Wanted an increase in the number of ads for Tata Indicom.
o   Wanted to know the role of VSNL in Tata Indicom.

11.MR. J. JHAVERI

Mr. Jhaveri:
o   Stated that shareholders' value has fantastically come down.
o   Asked whether proper valuation of VSNL was made during the acquisition.
o   Expressed his doubts whether the American subsidiary is a good idea.
o   Stated that TSRL should be VSNL's registrars.
o Stated that registered office of the Company should be strictly controlled by security.
o   Suggested that the registered office should be shifted elsewhere.
o Felt that the Cabinet has given a very raw deal to VSNL as far as compensation is concerned.

The Chairman clarified that between BSNL and MTNL, they have approximately 50 million subscribers or customers. All the other private telecom players add up to about 13 or 15 million subscribers. Next year, BSNL have the right to operate ILD themselves. The impact of BSNL entering the ILD sector needs to be fully digested. According to him, the best way to understand VSNL's market position is to segment our business. VSNL's market share in the ILD business presently with the private players is about 66%. In Internet, VSNL has about 37% and in corporate data about 50%. The 66% share in the ILD sector is also under challenge unless VSNL can find a way to move forward.

The Chairman stated that from next year there will be graphs and charts in the Annual Report.

The Chairman informed that there is no criticality arising due to the VRS.

Mr. Jhunjhunwala - The Chairman appreciated what Mr. Jhunjhunwala had said in his remarks. He stated that Mr. Jhunjhunwala's point on Tata Elxsi was well taken. The Chairman stated that he would also look at the dividend waiver issue. The Chairman stated that he had seen the questions raised by Mr. Jhunjhunwala vide his letter and also the reply issued.

Mrs. Mascarenhas - The Chairman stated that the roadmap for the future will be best described along with VSNL's next financials. The Chairman pointed out that the corporate call centre is at Churchgate and the retail call centre is at Andheri and is manned by about 75 people. Regarding the rise in the legal and professional fees - the Chairman pointed out that the rise is basically for employment of business consultants, the main consultant being Boston Consultancy Group engaged to study how VSNL can grow new businesses and the US Counsel fees for bankruptcy and other cases. Regarding the additions made to land, the reference is to the stamp duty paid on three acres in Bandra-Kurla complex.

Mr. Mathuradas & Mr. Jhaveri: The Chairman stated out that the Tatas paid Rs.202/- per share for VSNL. He pointed out that the ruling price at that time was around Rs.176/- and obviously, when one makes a bid and hopes to win; one cannot make a bid which is Rs.2 or 4 above that price. The Chairman further added that the Tatas paid for management control resulting in payment of premium on that share price. If they paid too much it is Tatas' loss and if they paid too little it was Tatas' gain. It is the challenge for the Tatas as the new Strategic Partner to turn this Company around. The Chairman requested the understanding of the shareholders on this.

The Chairman endorsed the view that the telecom policy has been inconsistent and the telecom situation in the country is somewhat fluid. He hoped that in the present context, there would be a fair amount of consistency and rationalisation would be brought in the policy. According to him, it was extremely unfortunate that the industry is choosing to fight amongst itself. The Chairman said that one must recognise that some of the noise being made relates to people not wanting new players to enter the field. He stated that it is the same issue of vested interest that are now governing the turbulence that one sees in the industry. He hoped that these various controversies are rationalised, but all the noise made about public interest etc., he thought, was hypocritical more than actual. According to him, the concern of some of the existing players is not to allow full roaming so that they have competition. He felt that it should not be on unfair basis to them. However, if there is a payment to made or if there is a level field to be established that should be the basis on which we move forward.

Regarding how it will pan out in terms of intense competition, high levels of advertising, he stated that since we have over a billion people in this country, we are undertaking several modes of connectivity. We are building roads to connect our country physically. He stated that Telecommunication and Internet are our virtual roads. They will connect the country and it is necessary for the prosperity of the country. He believed that there is room and scope for various players to exist. According to him, the schemes, handsets, discounts after a little while will disappear, and it will be only quality of service which will differentiate one provider from another. He felt that everyone will all be a party to the turbulence but eventually there will just be genuine growth in the industry and there will be considerable consolidation in how we move forward.

Regarding the names of the two ILD players, the Chairman stated that last year the new ones were Bharti and Data Access and now there will be Reliance and next year there will also be BSNL. He added that as pointed out before BSNL with MTNL have about 50 million customers. So there is going to be quite a substantial change in the ILD scene unless we can find a way to participate. Regarding the question about liability and who will take that liability as and when it occurs, the Chairman stated that he cannot answer that question but thinks the fair place where the liability needs to rest is with the Government, but this is something which is yet to be resolved.

Regarding the role VSNL will play in Tata Indicom, the Chairman stated that VSNL's role to provide end-to-end service is something we are trying to define. Tata Indicom is not just mobile activity but also includes Internet, long distance, international long distance, corporate services, and all this will be integrated into one common marketing platform. According to the Chairman, the role that VSNL can play under Tata Indicom is a major role.

Tata Teleservices outlook - The Chairman stated that the prospects of TTSL are good despite the competition, because there is tremendous scope for connectivity in the country and we have a large population. The Chairman expressed his belief that communications through Internet and Telephony will be one of the biggest growth areas in this country in the years to come. He further added that at present, it looks terrible, but it will become a hi-tech business with sophisticated services in the time to come.

Regarding Worldcom, the Chairman stated that VSNL does not have any outstandings with Worldcom. He stated that the issue of Worldcom dues is more hype than anything else. He clarified that there was a give and take relationship with Worldcom. VSNL owed them money and they owed VSNL money. He stated that there was no problem and in fact, Mr. Gupta very quickly changed the ratio so that VSNL started to owe them more money so that VSNL could equalize very fast.

There being no more queries coming from the floor, the Chairman turned to the business of the Meeting.

I. The Chairman then proposed the following Resolution no.1, which was seconded by Mr. Vyas:

"RESOLVED THAT the audited Profit and Loss Account for the period from 1 April 2002 to 31 March 2003 and the Balance Sheet as at 31 March 2003 along with the Schedules and Notes thereon and the Directors' Report for that year be and are hereby approved and adopted."

The resolution was put to vote and was passed unanimously.

II. Mr. Davar then proposed the following Resolution no.2, which was seconded by Mr. Vyas:

"RESOLVED THAT as recommended by Directors a final dividend at the rate of Rs.8.50 (Rs. Eight and paise fifty) per share of Rs.10/- (Rs.Ten) each, out of the profits of the year on 285 million (Two Hundred & Eighty Five million) equity shares of Rs.10/- (Rs.Ten) each amounting to Rs.2422.5 million (Rupees Two thousand Four hundred & Twenty Two and Half million) be approved and the said dividend be paid in accordance with Section 205 and other applicable provisions of the Companies Act, 1956:

         (i) to those shareholders whose names appear on the Company's Register of Members after giving effect to all valid share transfers in physical form lodged with the Registrar & Transfer Agents (R&T Agents) of the Company on or before Thursday, 14 August 2003(15 August being a public holiday).

         (ii) in respect of shares held in electronic form, to those "deemed members" whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business on Thursday, 14 August 2003 (15 August being a public holiday). In respect of shares held in demat mode, the dividend will be paid on the basis of beneficial ownership as per details to be furnished by NSDL and CDSL for this purpose."

The resolution was put to vote and was passed unanimously.

III. Mrs. Maheshwari then proposed the following Resolution no.3, which was seconded by Mrs. Mascarenhas:

"RESOLVED THAT Mr. Ratan N. Tata who retires by rotation at this Annual General Meeting and being eligible offers himself for reappointment, be and is hereby appointed as Director liable to retire by rotation."

The resolution was put to vote and was passed unanimously.

IV. Mr. Jhunjhunwala then proposed the following Resolution no.4, which was seconded by Mrs. Maheshwari:

"RESOLVED THAT Mr. Subodh Bhargava who retires by rotation at this Annual General Meeting and being eligible offers himself for reappointment, be and is hereby appointed as Director liable to retire by rotation."

The resolution was put to vote and was passed unanimously.

V. Mr. Davar then proposed the following Resolution no.5 as a Special Resolution, which was seconded by Brig. Virmani:

"RESOLVED THAT pursuant to Section 224 A and other applicable provisions, if any, of the Companies Act, 1956, M/s S.B. Billimoria & Co., Chartered Accountants be and are hereby appointed Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to examine and audit the accounts of the Company for the financial year 2003-2004 on such remuneration as may be mutually agreed upon between the Board of Directors and the Auditors, plus reimbursement of service tax, travelling and out of pocket expenses."

"RESOLVED FURTHER THAT the Auditors of the Company be and are hereby authorized to carry out (either themselves or through qualified associates) the audit of the Company's accounts maintained at all its branches and establishments (whether now existing or acquired during the financial year ending 31 March
2004) wherever in India or abroad."

The resolution was put to vote and was passed with requisite majority.

VI. Mr. Jhunjhunwala then proposed the following Resolution no.6 as a Special Resolution, which was seconded by Mrs. Mascarenhas:

"RESOLVED THAT the Company do take steps so as to delist the shares of the Company from The Delhi Stock Exchange Association Limited, The Calcutta Stock Exchange Association Limited and The Madras Stock Exchange Limited in accordance with the provisions of the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003."

The resolution was put to vote and was passed unanimously.

VII. Mr. Shah then proposed the following Resolution no.7, which was seconded by
Mr.Mathuradas:

"RESOLVED THAT pursuant to the provisions of Sections 269, 198 and 309 and other applicable provisions, if any, of the Companies Act, 1956, (the "Act") read with
Schedule XIII thereto, subject to the provisions of the Memorandum and Articles of Association of the Company, and subject to such approvals, if any, as may be necessary, approval of the Company be and is hereby accorded to the reappointment of Mr. Shailendra Kumar Gupta as the Managing Director of the Company on deputation from M/s. Tata Services Limited for a period of up to two years from 1 October 2002 on the terms and conditions as set out in the explanatory statement attached to this notice and hereby approved, with liberty to the Board of Directors to revise the terms as to remuneration, from time to time within the limits prescribed under the provisions of Schedule XIII or any amendment thereto for the time being in force."

"RESOLVED FURTHER THAT where in any financial year during the tenure of Mr. Shailendra Kumar Gupta as the Managing Director of the Company as above, the Company has no profits or the profits are inadequate, the Company shall subject to the provisions of Sections 198, 269 and 309 of the Act pay basic salary, perquisites and allowances as mutually agreed between the Company and Mr. Gupta and specified in the explanatory statement."

The resolution was put to vote and was passed unanimously.

VIII. Brig. Virmani then proposed the following Resolution no.8, which was seconded by Mr.Jhaveri:

"RESOLVED THAT Mr. Vivek Singhal who holds office only up to the date of this Annual General Meeting and in respect of whom a notice under the provisions of
Section 257 of the Companies Act, 1956 has been received by the Company from a member signifying his intention to propose Mr.Vivek Singhal as a candidate for the office of director, be and is hereby appointed as Director liable to retire by rotation."

The resolution was put to vote and was passed unanimously.

IX. Mrs. Maheshwari then proposed the following Resolution no.9, which was seconded by Mr. Vyas:

"RESOLVED THAT Dr. Ashok Jhunjhunwala who holds office only up to the date of this Annual General Meeting and in respect of whom a notice under the provisions of Section 257 of the Companies Act, 1956 has been received by the Company from a member signifying his intention to propose Dr. Ashok Jhunjhunwala as a candidate for the office of director, be and is hereby appointed as Director liable to retire by rotation."

The resolution was put to vote and was passed unanimously.

X. Mrs. Maheshwari then proposed the following Resolution no.10, which was seconded by Mrs. Mascarenhas:

"RESOLVED THAT Mr. F.A. Vandrevala who holds office only up to the date of this Annual General Meeting and in respect of whom a notice under the provisions of
Section 257 of the Companies Act, 1956 has been received by the Company from a member signifying his intention to propose Mr.F.A. Vandrevala as a candidate for the office of director, be and is hereby appointed as Director liable to retire by rotation."

The resolution was put to vote and was passed unanimously.

XI. After the Vote of Thanks to the chair, the Chairman declared the proceedings as concluded.


Place : Mumbai.                                                 Approved
Dated : 29.09.2003